CONTROLADORA COMERCIAL MEXICANA (“CCM”) ANNOUNCES RESULTS FOR THE SECOND QUARTER 2004.

(Mexico City, July 26, 2004) Controladora Comercial Mexicana (BMV: “Comerci”; NYSE: “MCM”) announces on this date its Second Quarter 2004 results.

This report shows the status of the Company in terms of operation as well as the financial statements for the period ended June 30, 2004.

During the second quarter the Company had a marginal decrease of 0.4% in same store sales compared to same period in 2003. During this quarter sales store sales were mainly affected by the following: the incorporation of the former Auchan stores, should this negative effect be excluded quarterly results should have increased nearly to 1.5%, and second, the internal price deflation in order to maintain our prices at high competitive levels.

Regarding the income statement, net sales increased 0.8% from $8,360.2 million during the second quarter 2003 compared to $8,426.4 million for the same period in 2004, mainly due to the low floor sales growth during 2004.

Gross profit increased 0.1%, from $1,689.8 million in 2003 to $1,688.3 million in 2004, increasing gross margin in 17 basis points to conclude with 20.0% in 2004. The Distribution Center represented an expense for not reaching the expected balance and gross margin was substantially affected. This improvement is mainly due to the fact that our change in strategy has granted a greater cost of sales control of the Company. It is expected that the Distribution Center will reach its balance at the end of the third quarter with immediate benefits retrieval.

Operating expenses decreased only 5.3% from $1,448.7 million during 2003 to $1,372.2 million n 2004, representing a decrease of 105 basis points of net sales percentage.

As a result, the operating profit increased 31.1% from $241.1 million during the second quarter of 2003 to $316.1 million for the same period in 2004, representing 2.9% and 3.8% of net sales for 2003 and 2004 respectively.

EBITDA during the individual quarter increased 12.3% from $438.3 million during 2003 to $492.4 million for the same period of 2004.

With respect to integral cost of financing it is worth mentioning the following:

During the individual quarter interest paid decreased 17.2% from $84.6 million in 2003 to $70.1 million in 2004. This was mainly due to the fact that last year we had an additional charge for the anticipate use of the dollars bond call option and for the payments in order to decrease the debt’s cost. It is worth mentioning that for the first time in ten years the Company had no need to take short-term debt in order to finance the working capital at the end of the first semester, reflecting the Company’s good financial status.

Interest gained during 2004 increased 198.7% compared to last year from $7.9 million in 2003 to $23.6 million in 2004.

Foreign exchange gain represented 89.6% from $56.4 million in 2003 to $5.9 million in 2004.

In consequence, integral result of financing decreased 33.5% during the individual quarter from $28.7 million loss in 2003 to $38.3 million loss in 2004.

Other financial operations registered a substantial change due to the following: the goodwill’s amortization from Auchan’s acquisition as financial product up to $97.0 million, that was practically canceled by the financial expenses for fixed assets decrease from one Mega that will be converted into Costco and for the $63.0 million from the permanent closing of some Restaurants.

Cumulative net effect from deferred and non-deferred tax represents a charge of $135.5 million for the second quarter of 2003 compared to $124.4 million in 2004.

Due to above-mentioned net profit increased 0.7% from $136.4 million in 2003 to $137.4 million in 2004. Net profit expressed as percentage of net sales was 1.6% in 2003 and 2004.

In cumulative terms we present the following:

Same stores increased 0.3%.

Net sales increased 2.9 from $16,378.0 in 2003 to $16,845.1 million 2004.

Gross profit increased 2.4% showing a decrease of 8 basis points of gross margin to conclude with 20.2% in 2004.

Operating expenses decreased 2.6 representing a reduction of 91 basis points in the percentage of net sales in 2004 compared to same period of 2003.

As a result, operating results increased 29.1% from $527.6 million in 2003 to $681.3 million in 2004 representing 3.2% and 4.0% of net sales in 2003 and 2004 respectively.

Due to above mentioned EBITDA increased 14.4% from $898.3 million in 2003 to $1,027.1 million in the same period of 2004.

Integral result of financing improved 148.1% from $55.1 million loss in 2003 to $26.5 million gain in 2004.

Cumulative net effect of deferred and non-deferred total taxes represents a charge of $180.1 million in 2003 compared to $235.1 million in 2004.
As a result of above-mentioned net profit increased 10.4% from $421.9 million in 2003 to $466.0 million in 2004. Net profit expressed as percentage of net sales was 2.6% in 2003 and 2.8% in 2004.

This first semester we are improving the figures reported last year where the best gross, operative and EBITDA margins were achieved, clearly indicative that our operative and commercial strategies have been successful. Nevertheless efforts have to be accomplished to obtain the best results.

Capital investments have reached $690.2 million. At June 30, 2004 the Company had 175 stores and 58 Restaurantes California. One Mega was opened in Veracruz as well as one Sumesa in Cuernavaca during this year.

The Company’s expansion program is working and nowadays eleven projects are being built in different cities of the country. The target is to open them at the end of the third and fourth quarters.

All projects have been commercially and financially studied and analyzed in order they do not affect the Company’s profitability but they contribute to its growth.

The target for next year is to open one store per month and to accomplish a positive openings and growth inertia for same stores once they reach the maturity period.

Additionally the Company’s working capital compared to the first semester of 2003 was maintained in eleven days, in spite that the Distribution Center is presently on the learning and new suppliers’ incorporation curve.

Stockholder’s equity increased 6.9% from $12,721.2 million in 2003 to $13,601.8 million in 2004.

We would like to point out that during this quarter changes were made at the Distribution Center in order to strengthen the administrative structure and the operation has been improved. The break-even point is expected to be accomplished during September and October of this year.

Regards,

Francisco Martínez de la Vega
Chief Financial Officer

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
GEOGRAPHIC DISTRIBUTION AS OF JUNE 30, 2004
ZONE	C.M.	BOD. C.M.	MEGA	SUMESA	COSTCO	TOTAL STORES	Rest. CALIF.	SQ. FT.	AREA %

Metrop.
	18	24	18	15	5	80	31	5,195,799	40.1%

Center
Aguascalientes	1	2			1	4		305,630
Celaya	1		1		1	3	1	257,634
Cuautla	1					1	1	87,188
Cuernavaca	3		2	3	1	9	2	602,703
Guadalajara	2		1		1	4		351,678
Guanajuato	1					1		42,668
Irapuato	1					1	1	99,889
Leon	2		1		1	4	1	344,219
Manzanillo	1					1		43,228
Michoacan, Zam.	1					1		44,595
Morelia	3				1	4	2	290,851
Pachuca	1		1			2	1	142,030
Pto.Vallarta	1		1			2	1	122,020
Puebla	2	1	3		1	7	3	766,034
Queretaro	3	1	1		1	6	2	540,929
Salamanca	1					1		82,979
San Luis Potosi	2	1	1		1	5	1	448,327
Toluca	1	1				2	2	177,852
Uruapan	1					1		43,045
Total	29	6	12	3	9	59	18	4,793,498	37.0%

Northwest
Culiacan	1					1		100,158
Baja California					1	1		122,332
Mazatlan			1			1		92,957
Mexicali	1				1	2		170,715
Tijuana	7				1	8	2	647,685
Hermosillo					1	1		101,310
Total	9	0	1	0	4	14	2	1,235,158	9.5%

Northeast
Tampico	1		1			2		130,006
Monterrey					1	1		131,320
Total	1	0	1	0	1	3	0	261,326	2.0%

Southeast
Cancun	2		1		1	4	2	302,659
Jalapa			1		1	2	1	207,689
Veracruz	1	1	1			3		221,941
Merida	1				1	2	1	184,396
Total	4	1	3	0	3	11	4	916,686	7.1%

Southwest
Acapulco	4	1			1	6	2	405,465
Chilpancingo	1					1		71,935
Zihuatanejo	1					1		76,521
Total	6	1	0	0	1	8	2	553,921	4.3%

TOTAL UNITS	67	32	35	18	23	175	57
TOTAL AREA	4,457,626	1,881,465	3,891,523	173,320	2,552,444		12,821*	12,956,392	100.0%
% TOTAL AREA	34.4%	14.5%	30.0%	1.3%	19.7%			100.0%
M2	414,127	174,794	361,535	16,102	237,130			1,203,689
*Seats

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
BALANCE SHEET
	2004-II	2003-II	Var.
Total Assets	24,916,461	23,782,761	4.8%
Current Assets	7,337,113	6,600,637	11.2%
Temporary investments	942,591	825,263	14.2%
Trade acount receivable, net	135,479	119,123	13.7%
Other accounts and notes receivable	1,378,143	1,379,876	(0.1%)
Inventories	4,654,622	4,208,981	10.6%
Prepaid and other assets	226,278	67,394	235.8%
Long Term	378,688	175,458	100.0%
Accounts and documents receivable,net	0	0	0.0%
Investment in shares of subsidiaries and non-consolidated associated	378,688	175,458	0.0%
Other investments	0	0	0.0%
Property Plant and Equipment	16,923,463	16,508,837	2.5%
Property	17,121,662	16,788,997	2.0%
Machinery and Industrial equipment, net	0	0	0.0%
Other equipment	5,367,819	5,118,723	4.9%
Accumulated depreciation	6,103,369	5,797,944	5.3%
Construction in progress	537,351	399,061	34.7%
Deferred Assets, net	5,857	5,352	9.4%
Other Assets	271,340	492,477	(44.9%)
TOTAL LIABILITIES	11,314,670	11,061,607	2.3%
Current Liabilities	6,739,471	6,828,311	(1.3%)
Suppliers	5,431,072	5,252,987	3.4%
Bank Loans	0	56,601	(100.0%)
Stock Market Loans	0	333,072	0.0%
Taxes to be paid	0	0	0
Other	1,308,399	1,185,651	10.4%
Long Term Liabilities	2,141,171	1,681,800	27.3%
Bank Loans	400,000		0.0%
Stock Market Loans	1,741,171	1,681,800	3.5%
Other Loans	0	0	0.0%
Deffered Loans	2,284,760	2,434,326	(6.1%)
Other Liabilitites	149,268	117,170	27.4%
Consolidated Stock Holders' Equity	13,601,791	12,721,154	6.9%
Minority Interest	96,534	92,374	4.5%
Majority Stock Holders' Equity	13,505,257	12,628,780	6.9%
Contribuited Capital	8,346,403	8,336,510	0.1%
Capital Stock (nominal)	1,737,600	1,737,600	0.0%
Restatement of Paid in Capital Stock	5,619,856	5,619,856	0.0%
Paid in Capital	988,947	979,054	1.0%
Contributions for Future Capital Increase	0	0	0.0%
Capital Increase (Decrease)	5,158,854	4,292,270	20.2%
Retained Earnings and Legal Reserve	7,375,936	6,448,171	14.4%
Reserve for repurchase of units	1,117,174	1,050,048	6.4%
Results from holding Nonmonetary Assets	(3,800,177)	(3,627,841)	4.8%
Net income	465,921	421,892	10.4%
Figures in thousands pesos as of June 30, 2004

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
INDIVIDUAL RESULTS
	2004-II	%	2003-II	%	VAR %
Net Sales	8,426,404	100.0%	8,360,217	100.0%	0.8%
Cost of Sales	6,738,123	80.0%	6,670,457	79.8%	1.0%
Gross Income	1,688,281	20.0%	1,689,760	20.2%	(0.1%)
Operating Expenses	1,372,212	16.3%	1,448,680	17.3%	(5.3%)
Operating Income	316,069	3.8%	241,080	2.9%	31.1%
Integral Results of Financing	38,261	0.5%	28,662	0.3%	33.5%
Interest Expense	70,097	0.8%	84,631	1.0%	(17.2%)
Interest Income	(23,576)	(0.3%)	(7,893)	(0.1%)	198.7%
Foreign Exchange Loss	(5,891)	(0.1%)	(56,433)	(0.7%)	(89.6%)
Restatement of UDIs	534	0.0%	3,320	0.0%	(83.9%)
Gain from Monetary Position	(2,903)	(0.0%)	5,037	0.1%	157.6%
Other Financial Operations	14,461	0.2%	(62,052)	(0.7%)	123.3%
Earnings Before Tax & Profit Sharing	263,346	3.1%	274,470	3.3%	(4.1%)
Tax Provision and Employee Profit Sharing	38,565	0.5%	686	0.0%	5521.7%
Deferred Taxes	85,809	1.0%	134,849	1.6%	(36.4%)
Minority Interest	1,628	0.0%	2,559	0.0%	(36.4%)
Net Earnings	137,344	1.6%	136,376	1.6%	0.7%
Depreciation & Amortization	176,314	2.1%	197,236	2.4%	(10.6%)
Ebitda	492,383	5.8%	438,316	5.2%	12.3%
Figures in thousands pesos as of June 30,2004

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
ACUMULATED RESULTS
	2004-II	%	2003-II	%	var.
Net Sales	16,845,058	100.0%	16,377,989	100.0%	2.9%
Cost of Sales	13,441,048	79.8%	13,054,737	79.7%	3.0%
Gross Income	3,404,010	20.2%	3,323,252	20.3%	2.4%
Operating Expenses	2,722,668	16.2%	2,795,635	17.1%	(2.6%)
Operating Income	681,342	4.0%	527,617	3.2%	29.1%
Integral Results of Financing	(26,484)	(0.2%)	55,052	0.3%	(148.1%)
Interest Expense	105,187	0.6%	147,762	0.9%	(28.8%)
Interest Income	(34,092)	(0.2%)	(24,936)	(0.2%)	36.7%
Foreign Exchange (Gain) Loss	(20,859)	(0.1%)	(9,469)	(0.1%)	120.3%
Restatement of UDIs	10,309	0.1%	8,304	0.1%	24.1%
Gain from Monetary Position	(87,029)	(0.5%)	(66,609)	(0.4%)	30.7%
Other Financial Operations	2,898	0.0%	(134,768)	(0.8%)	(102.2%)
Earnings Before Tax & Profit Sharing	704,928	4.2%	607,333	3.7%	16.1%
Tax Provision	79,366	0.5%	36,291	0.2%	118.7%
Deferred Taxes	155,756	0.9%	143,850	0.9%	8.3%
Minority Interest	3,885	0.0%	5,300	0.0%	(26.7%)
Net Earnings	465,921	2.8%	421,892	2.6%	10.4%
Depreciation & Amortization	345,792	2.1%	370,654	2.3%	(6.7%)
Ebitda	1,027,134	6.1%	898,271	5.5%	14.3%
Figures in thousands pesos as of June 30, 2004

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
	2004-II	2003-II	Var.
Consolidated Net Income	469,806	427,192	10.0%
+ (-) Items Added to Income Which do not Require Use of Cash	439,295	514,996	(14.7%)
Cash flow form Net Income of the Year	909,101	942,188	(3.5%)
Cash Flow from Change in Working Capital	(284,000)	(228,436)	24.3%
Cash Generated (Used) in Operating Activities	625,101	713,752	(12.4%)
Cash Flow form External Financing	0	54,306	(100.0%)
Cash Flow from Internal Financing	(122,394)	(139,912)	(12.5%)
Cash Flow Generated(Used)by Financing Activities	(122,394)	(85,606)	43.0%
Cash Flow Generated (Used)in Investment Activities	(799,216)	(710,398)	12.5%
Net Increase(Decrease)in Cash and Shorts-Term Investments	(296,509)	(82,252)	260.5%
Cash and Short Term Investment at the Beginning of Period	1,239,100	907,515	36.5%
Cash and Short Term Investment at the End of Period	942,591	825,263	14.2%

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
OTHER DATA
	2004-II	2003-II	var.
Working Capital	597,642	(227,674)	(362.5%)
Pension Fund and Seniority Premiums	22,724	33,325	(31.8%)
Executives*	332	322	3.1%
Employers*	32,206	31,291	2.9%
Workers*	359	493	(27.2%)
Circulation Shares*	1,086,000,000	1,083,524,271	0.2%
Repurchased Shares*	0	2,475,729	(100.0%)
* Numbers in units